UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, (the “Act”) and in connection with such notice submits the following information:

Name:	FoundationsAmerica Strategic Income Corporation

Address of Principal Business Office:	6200 The Corners Parkway, Suite 250 Norcross, Georgia 30092

Telephone Number:	(770) 449-7800

Name and Address of Agent For Service of Process:	Leo F. Wells, III FoundationsAmerica Strategic Income Corporation 6200 The Corners Parkway, Suite 250 Norcross, Georgia 30092

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Norcross and the State of Georgia on the 16th day of March 2012.

FoundationsAmerica Strategic Income Corporation

By:	/s/ Leo F. Wells, III
Name: Leo F. Wells, III
Title: President and Chairman of the Board

Attest:	/s/ Kirk A. Montgomery
Name: Kirk A. Montgomery
Title: Chief Legal and Compliance Officer and Secretary